UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For: 2004 THIRD QUARTER REPORT FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004

AND NEWS RELEASES FOR THE MONTH OF AUGUST, SEPTEMBER AND OCTOBER

COMMISSION FILE NUMBER: 000-29614

TRIANT TECHNOLOGIES INC.

 (Exact name of Registrant as specified in its charter)

580-1122 Mainland Street

VANCOUVER, BRITISH COLUMBIA

CANADA V6B 5L1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRIANT TECHNOLOGIES INC.

2004 THIRD QUARTER REPORT

Three months and nine months ended September 30, 2004

TRIANT TECHNOLOGIES INC.

2004 THIRD QUARTER REPORT

Three months and nine months ended September 30, 2004

CORPORATE PROFILE

Triant Technologies Inc. is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Our initial industry focus is the semiconductor industry where we provide innovative APC (Advanced Process Control) software solutions that enable our customers to improve their productivity and lower their manufacturing costs. In addition to our work in the semiconductor industry, we are pursuing opportunities for our technology.

To address the market opportunity in the semiconductor industry, we have developed ModelWare®, a complete equipment health monitoring and advanced fault detection software solution. Leading semiconductor companies are using ModelWare to improve their competitive advantage in manufacturing silicon chips.

Our core technology is UPMTM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information. UPM, the heart of ModelWare, is key to our strategy of developing new products and services around our core technology for the semiconductor market, as well as other vertical markets.

CONTENTS

Corporate Profile

Management’s Discussion and Analysis

Consolidated Financial Statements

Corporate Directory and Other Information

TRIANT TECHNOLOGIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months and nine months ended September 30, 2004

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company for the year ended December 31, 2003 and the unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2004. Those interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements as disclosed in Note 1 to those interim financial statements, which in the case of those interim financial statements, conform in all material respects with those in the United States (U.S. GAAP), except as disclosed in Note 8 to those interim financial statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

A.

Operating Results

General

The nature of operations is outlined within Note 1 to the annual Consolidated Financial Statements of the Company. The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The revenue of the Company is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue primarily from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the revenue of the Company and receivables are denominated in U.S. dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in U.S. dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in results of operations.

The principal product of the Company, ModelWare, is priced and sold only in U.S. dollars due to the adoption of a common software industry practice of billing worldwide customers in U.S. dollars. This policy of invoicing in U.S. dollars introduces a price risk from exposure to fluctuations in foreign exchange rates. Any increase in the relative value of the U.S. dollar to the Canadian dollar results in increased revenue and net earnings to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the U.S. dollar to the Canadian dollar would decrease sales revenue and net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the nine months ended September 30, 2004, then revenue would have increased (decreased) by approximately 1.0% or $37,300, costs and expenses would have increased (decreased) by approximately 0.1% or $7,500 and loss from operations and net loss would have decreased (increased) by $29,800. The Company does not hedge foreign currency transactions nor funds held and denominated in U.S. dollars.

The operations of the Company are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short-term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the annual Consolidated Financial Statements of the Company for the year ended December 31, 2003, except for the change in accounting policy, as of January 1, 2004 and retroactive to January 1, 2002, in accordance with the recommendations of CICA 3870, Stock-Based Compensation and Other Stock-Based Payments, as outlined within Note 2 to the interim Consolidated Financial Statements of the Company for the three months and nine months ended September 30, 2004. Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company.  The following items require the most significant judgment and may involve complex estimation:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented.  Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies.  Actual results may differ from those estimates. Inaccurate estimates or wrong assumptions may have a material effect on the financial condition and results of operations of the Company.

Research and development costs

Research costs are expensed when incurred.  Under Canadian GAAP, development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at September 30, 2004 and December 31, 2003. The assessment of the extent to which development costs should be expensed or capitalized may have a material effect on the financial condition and results of operations of the Company.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services.  If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.   The Company’s agreements with its customers, value-added resellers and distributors do not contain product return rights (except for product defects).

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products.  Revenues from services are recognized as services are performed.

Where the Company enters into arrangements which require customization of hardware bundled with software, the Company recognizes revenue upon delivery and acceptance by the customer where the fee is fixed or determinable and collection is reasonably assured. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided that services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met. Deferred revenue on sales to distributors is recorded net of direct commissions paid.

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized ratably over the term of the agreement, generally one year. Where the Company enters into arrangements for the sale of software licenses and maintenance, the Company accounts for such transactions as multiple element arrangements and allocates the consideration received to each element, based on vendor specific objective evidence of the price charged for elements separately. As a result, revenues recognized from maintenance and license agreements may vary depending on the allocation determined by the Company.

These revenue recognition policies and related estimates may have a material effect on the financial condition and results of operations of the Company.

Warranty

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience. While these estimates are determined based on product history, as well as an assessment of the potential for future claims, actual claims may have a material adverse effect on the financial condition and results of operations of the Company.

Stock-based compensation

As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendations of CICA 3870, Stock-Based Compensation and Other Stock-Based Payments.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 1995. The Company has adopted the fair value based method of accounting of stock-based compensation awards using the Black-Scholes option pricing model.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $118,703 and $147,066 for the three months ended September 30, 2004 and 2003, respectively, for stock options granted to employees and directors. The fair values of options granted during the three months ended September 30, 2004 were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 75% (2003 – 68%), a weighted average expected life of 3 years (2003 – 3 years) and a weighted average annual risk free rate of 3.68% (2003 – 3.75%). The option valuation produced by the model is $0.21 per share (2003 – $0.15 per share). The Company has applied the new provisions retroactively with the restatement of prior periods.  As a result, a cumulative adjustment to increase share capital, contributed surplus and opening deficit by $528,399, $1,836,062 and $2,364,461, respectively, has been recorded on January 1, 2003 to reflect the retroactive impact of adopting the new provisions.

Prior to 2003, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretation, and the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.  Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123 for stock-based employee compensation.  All prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all awards granted to employees after January 1, 1995. As described within Notes 2 and 8 to the interim Consolidated Financial Statements of the Company for the three months and nine months ended September 30, 2004, the Company has adopted the fair value based approach to stock-based compensation and other stock-based payments, under the provisions of CICA 3870 and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  The method of adoption applied by the Company is permissible under both Canadian and U.S. GAAP and, as such, no difference will arise.  The total unamortized deferred stock-based compensation as at September 30, 2004 is $358,706.

Operating Results

Revenue for the three months ended September 30, 2004 was $1,018,959 compared to $1,896,313 for the third quarter of 2003. During the third quarter, revenue from services and maintenance provided by the Company’s systems integration and customer support groups was higher, while revenue from the sale of licenses and products was lower, for a net decrease in revenue overall for the quarter. The Company has continued to pursue licensing, service and maintenance opportunities for ModelWare and related products with various semiconductor manufacturers through the Company’s distribution channels in Asia and directly in Europe and the United States to provide them with a competitive advantage in the area of advanced manufacturing. APC (Advanced Process Control) solutions are characterized by lengthy sales cycles, due in part to the strategic importance of these solutions especially in 300mm fabs where APC has become a necessity. APC provides our customers with a strategic manufacturing advantage and they carefully compare competing products and companies before making a final decision. Lengthy sales cycles, coupled with the fact that the industry is characterized by a relatively small number of semiconductor manufacturers, means that our quarter-to-quarter revenue can be lumpy. During the third quarter ended September 30, 2004, the Company received $0.4 million in new orders compared to $1.8 million for the third quarter of 2003. The Company ended the third quarter of 2004 with $0.7 million in total of deferred revenue and backlog (defined as the unbilled portions of purchase orders received from customers, which is a non-GAAP measure that may not be comparable to other companies) compared to $0.7 million at the end of the third quarter of 2003.

Cost of revenue for the three months ended September 30, 2004 was $406,004 compared to $511,716 for the third quarter of 2003. These costs consist primarily of commissions, salaries and benefits, travel, allocated overhead costs, freight and brokerage and other costs directly associated with revenue. Gross margin and gross margin percentage for the third quarter of 2004 were $612,955 and 60%, respectively, compared to $1,384,597 and 73%, respectively, for the third quarter in 2003. The decrease in gross margin percentage for the third quarter of 2004 compared to the third quarter of 2003 was attributable to the combined net effect of changes in the distribution channel mix, including commission costs, and the product and services mix.

Operating expenses for the three months ended September 30, 2004 were $2,146,382 (including $118,703 for non-cash stock-based compensation expense) compared to $1,862,003 (including $147,066 for non-cash stock-based compensation expense) for the third quarter of 2003. The 15% increase in expenses for the third quarter of 2004 compared to the third quarter of 2003 was attributable to increased research and development expenses and increased selling, general and administrative expenses partially offset by decreased stock-based compensation expense.

Research and development expenses for the three months ended September 30, 2004 were $965,635 compared to $937,353 for the third quarter of 2003. The 3% increase in research and development expenses for the third quarter of 2004 compared to the third quarter of 2003 was attributable to increased personnel and related costs. Development work in the third quarter of 2004 continued to be focused on increasing ModelWare functionality; improving availability and reliability; and enhancing usability. ModelWare version 5.1 was released during the SEMICON West tradeshow in July 2004. This new release of ModelWare introduces the concept of dynamic models that automatically compensates for maintenance-induced shifts in equipment operation. As well, version 5.1 reduces the number of fault detection models required by sharing models among tools and recipes. This simplifies the number and maintenance of fault detection models, thereby significantly reducing the cost of ownership of ModelWare. This new release of ModelWare is even easier to use with additional features that includes multi-lot overlay plots, drill-down reports, and comprehensive alarm reports. Version 5.1 is also easier to manage, integrate, and scale and makes significant use of database and middleware technologies. The Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the three months ended September 30, 2004 were $1,062,044 compared to $777,584 for the third quarter of 2003. The 36% increase in selling, general and administrative expenses in the third quarter of 2004 compared to the third quarter of 2003 was attributable to increased sales and marketing activities during the quarter, as the Company continues to invest in developing the market opportunity for APC (Advanced Process Control) products and services in the semiconductor industry. These activities included the start-up of a systems integration group responsible for providing customers with integration services related to the deployment and application of our APC solutions, as well as the new operations of Triant Technologies Korea Limited, a wholly owned Korean subsidiary staffed by local Korean engineers, to better serve customers in this region.

Loss from operations for the three months ended September 30, 2004 was $1,533,427 (including $118,703 for non-cash stock-based compensation expense) compared to $477,406 (including $147,066 for non-cash stock-based compensation expense) for the third quarter of 2003. The 221% increase in loss from operations for the third quarter of 2004 compared to the third quarter of 2003 was a result of lower gross margin and higher research and development expenses and selling, general and administrative expenses partially offset by lower stock-based compensation expense during the quarter.

Net loss for the three months ended September 30, 2004 was $1,647,308 (including $118,703 for non-cash stock-based compensation expense) compared to $477,651 (including $147,066 for non-cash stock-based compensation expense) for the third quarter of 2003. The 244% increase in net loss for the third quarter of 2004 compared to the third quarter of 2003 reflected increased loss from operations, as well as the effect of a foreign exchange loss of $133,191 in the third quarter of 2004 compared to a foreign exchange loss of $36,598 in the third quarter of 2003 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

Loss per share for the three months ended September 30, 2004 was $0.04 compared to $0.01 for the third quarter of 2003.

Revenue for the nine months ended September 30, 2004 was $3,728,471 compared to $4,404,489 for the nine months ended September 30, 2003. During the nine months ended September 30, 2004, the Company received $3.9 million in new orders compared to $4.1 million for the nine months ended September 30, 2003.

Cost of revenue for the nine months ended September 30, 2004 was $986,436 compared to $1,139,064 for the nine months ended September 30, 2003. These costs consist primarily of commissions, salaries and benefits, travel, allocated overhead costs, freight and brokerage and other costs directly associated with revenue. Gross margin and gross margin percentage for the nine months ended September 30, 2004 were $2,742,035 and 74%, respectively, compared to $3,265,425 and 74%, respectively, for the nine months ended September 30, 2003. The no change in gross margin percentage was attributable to the combined net effect of changes in the distribution channel mix, including commission costs, and the product and services mix.

Operating expenses for the nine months ended September 30, 2004 were $6,000,844 (including $348,146 for non-cash stock-based compensation expense) compared to $5,770,709 (including $436,319 for non-cash stock-based compensation expense) for the nine months ended September 30, 2003. The 3% increase in expenses was attributable to increased selling, general and administrative expenses partially offset decreased research and development expenses and stock-based compensation.

Research and development expenses for the nine months ended September 30, 2004 were $2,714,387 compared to $2,843,692 for the nine months ended September 30, 2003. The 4% decrease in research and development expenses was attributable to decreased personnel and related costs and to decreased outsourcing of certain contract software development services during the first three months of the comparative periods. Over the past five years, ModelWare has evolved from a simple tool-side solution to a complete fab-wide solution. The current version of ModelWare is a complex product. It has to operate continuously, be highly reliable and maintainable, simultaneously monitor hundreds of tools and be easy to use. In addition, each customer has a set of performance and feature requirements that may be different from its competitors. Meeting the semiconductor industry’s needs requires significant research and development, if the Company is to remain a leader.

Selling, general and administrative expenses for the nine months ended September 30, 2004 were $2,938,311 compared to $2,490,698 for the nine months ended September 30, 2003. The 17% increase in selling, general and administrative expenses was attributable to increased sales and marketing activities.

Loss from operations for the nine months ended September 30, 2004 was $3,258,809 (including $348,146 for non-cash stock-based compensation expense) compared to $2,505,284 (including $436,319 for non-cash stock-based compensation expense) for the nine months ended September 30, 2003. The 30% increase in loss from operations for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 was a result of lower gross margin and higher selling, general and administrative expenses partially offset by lower research and development expenses and stock-based compensation expense during the period.

Net loss for the nine months ended September 30, 2004 was $3,260,479 (including $348,146 for non-cash stock-based compensation expense) compared to $3,174,122 (including $436,319 for non-cash stock-based compensation expense) for the nine months ended September 30, 2003. The 2% increase in net loss for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 reflected the increased loss from operations, as well as the effect of a foreign exchange loss of $79,757 during the first nine months of 2004 compared to a foreign exchange loss of $793,759 during the fist nine months of 2003 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

Loss per share for the nine months ended September 30, 2004 was $0.08 compared to $0.08 for the nine months ended September 30, 2003.

In order to conform Canadian GAAP to U.S. GAAP, net loss would be increased by $302,165 and $Nil for each of the nine months ended September 30, 2004 and 2003, respectively, for severance expense recognized as a liability and expensed under Canadian GAAP in the fourth quarter of fiscal 2003 and under U.S. GAAP in the first quarter of fiscal 2004, as described within Note 8 to the interim Consolidated Financial Statements of the Company for the nine months ended September 30, 2004. As a result of these adjustments, loss from operations under U.S. GAAP would have been $3,560,974 and $2,505,284 for each of the nine months ended September 30, 2004 and 2003, respectively, and net loss under U.S. GAAP would have been $3,562,644 and $3,174,122 for each of the nine months ended September 30, 2004 and 2003, respectively, and basic and diluted loss per share under U.S. GAAP would have been $0.09 and $0.08 for each of the nine months ended September 30, 2004 and 2003, respectively.

Recent U.S. GAAP Accounting Pronouncements include the following:

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  In particular, SFAS No. 149  (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133,  (2) clarifies when a derivative contains a financing component,  (3) amends the definition of an underlying derivative to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and  (4) amends certain other existing pronouncements.  SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In December 2003, the FASB issued Interpretation No. 46-Revised (“FIN 46-R”), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (revised December 2003), which replaces FIN 46.  FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46.  For all non-special purpose entities (“SPE”) created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.  For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003.  If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.

B.

Liquidity and Capital Resources

At September 30, 2004, cash, cash equivalents and short-term investments were $4,738,203 compared to $7,354,044 at December 31, 2003; working capital was $5,270,490 compared to $8,192,230 at December 31, 2003; assets were $7,454,311 compared to $11,319,517 at December 31, 2003; and shareholders’ equity was $5,834,551 compared to $8,745,194 at December 31, 2003.

At September 30, 2004, 9.2% of cash, cash equivalents and short-term investments were denominated in U.S. dollars compared to 2.2% as at December 31, 2003 and 100% of trade accounts receivable were denominated in U.S. dollars compared to 100% as at December 31, 2003 (since the Company invoices its products primarily in U.S. dollars). Any increase (decrease) in the relative value of the U.S. dollar to the Canadian dollar would increase (decrease) cash, cash equivalents and short-term investments and would impact the net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the nine months ended September 30, 2004, then cash, cash equivalents and short-term investments would have increased (decreased) and net loss would have decreased (increased) by approximately $4,300 and accounts receivable would have increased (decreased) and net loss would have decreased (increased) by approximately $19,000. Included in accounts receivable at September 30, 2004 is U.S.$820,000 relating to extended payment terms as a sales incentive for a major customer. The Company does not hedge funds denominated in U.S. dollars.

During the three months ended September 30, 2004, the Company had a net outflow of cash and cash equivalents of $1,111,590 compared to a net inflow of $500,022 for the third quarter of 2003. During the third quarter of 2004, cash and cash equivalents were used in operating activities (outflow of $1,078,874) and used in investing activities for property, plant and equipment (outflow of $32,716). During the third quarter of 2003, cash and cash equivalents were provided by operating activities (inflow of $558,587) and used in investing activities for property, plant and equipment (outflow of $58,565).

During the nine months ended September 30, 2004, the Company had a net outflow of cash and cash equivalents of $2,615,841 compared to a net outflow of $1,482,109 for the nine months ended September 30, 2003. During the nine months ended September 30, 2004, cash and cash equivalents were used in operating activities (outflow of $2,472,906), provided by financing activities (inflow of $1,690) and used in investing activities for property, plant and equipment (outflow of $144,625). During the nine months ended September 30, 2003, cash and cash equivalents were used in operating activities (outflow of $3,115,050) and used in investing activities for property, plant and equipment (outflow of $159,719).

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses for the next 12 months. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures.  There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company.  If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

At September 30, 2004, the aggregate minimum future payments under operating leases for the years ending December 31, 2004 to 2007 are $83,232, $233,346, $162,216, and $40,554, respectively.

Summary

We are disappointed with our third quarter results, which are a result of a delay in the purchasing of licenses by two of our key customers; a slowing down in the foundry business; and the strengthening of the Canadian dollar. Although we are pleased with our growing services business, we now do not expect to be profitable until 2005.

Although year-to-date sales have been less than anticipated, the Company still believes that APC can help the semiconductor industry meet the significant manufacturing challenges brought on by increasingly complex technologies. As stated by the Company earlier in the year, a significant portion of its 2004 revenue is targeted from 300mm fabs, and the timing of this revenue may be dependent on when these 300mm fabs are brought on-line.

Current semiconductor industry expectations are more conservative for 2005 based on weaker macroeconomic trends. According to the worldwide trade organization SEMI, the outlook is for growth to be sustained next year, although not at levels as high as this year. SEMI believes the peak of this market cycle will occur in the first half of 2005.

The Company’s strategy is to focus on the semiconductor industry and develop a sustainable and profitable business in this industry segment by focusing on equipment health monitoring and advanced fault detection.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

	September 30, 2004	December 31, 2003
		(Note 2)

Assets

Current
Cash and cash equivalents	$ 4,738,203	$ 7,354,044
Accounts receivable, net
Trade (net of allowance for doubtful accounts:
September 30, 2004 and December 31, 2003 – Nil)	1,903,163	3,002,297
Other	4,600	7,814
Prepaid expenses and deposits	128,714	144,878
Inventory (Note 3)	115,570	257,520
Total current assets	6,890,250	10,766,553
Property, plant and equipment, net	564,061	552,964
Total assets	$ 7,454,311	$ 11,319,517

Liabilities

Current
Accounts payable	$ 372,027	$ 873,824
Accrued liabilities	821,291	1,235,999
Deferred revenue	426,442	464,500
Total current liabilities	1,619,760	2,574,323

Commitments (Note 6)

Shareholders’ equity

Capital stock (Note 4)
Preferred shares
Authorized: 100,000,000 without par value
Issued and outstanding: June 30, 2004 and December 30, 2003 – Nil
Common shares
Authorized: 100,000,000 without par value
Issued and outstanding: September 30, 2004 – 41,407,875
and December 31,2003 – 41,402,675	36,739,395	36,736,977
Contributed surplus	2,781,592	2,434,174
Deficit	(33,686,436)	(30,425,957)
Total shareholders’ equity	5,834,551	8,745,194
Total liabilities and shareholders’ equity	$ 7,454,311	$ 11,319,517

Approved by the Board of Directors:

(Signed) Robert Heath________

(Signed) David L. Baird____

Robert Heath, Director

David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Revenue
Licenses and products	$ 256,477	$ 1,708,344	$ 2,373,563	$ 3,927,103
Services and maintenance	762,482	187,969	1,354,908	477,386
	1,018,959	1,896,313	3,728,471	4,404,489
Cost of revenue	406,004	511,716	986,436	1,139,064
Gross margin	612,955	1,384,597	2,742,035	3,265,425

Operating expenses
Research and development	965,635	937,353	2,714,387	2,843,692
Selling, general and administrative	1,062,044	777,584	2,935,311	2,490,698
Stock-based compensation (Note 2)	118,703	147,066	348,146	436,319
	2,146,382	1,862,003	6,000,844	5,770,709
Loss from operations	(1,533,427)	(477,406)	(3,258,809)	(2,505,284)
Interest and other income	19,310	36,353	78,087	124,921
Foreign exchange gain (loss)	(133,191)	(36,598)	(79,757)	(793,759)
Net loss for the period	$ (1,647,308)	$ (477,651)	$ (3,260,479)	$ (3,174,122)

Loss per common share	$ (0.04)	$ (0.01)	$ (0.08)	$ (0.08)

Weighted average number of common shares outstanding	41,407,875	41,402,675	41,407,244	41,402,675

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

(Unaudited)

	Common Shares	Shares Amount	Contributed Surplus	Deficit	Total
					(Note 2)

Balance at December 31, 2002	41,402,675	$ 36,208,578	$ -	$ (27,038,200)	$ 9,170,378
Cumulative effect of change in accounting policy (Note 2)	-	528,399	1,836,062	-	2,364,461
Stock-based compensation (Note 2)	-	-	598,112	-	598,112
Net loss for the year	-	-	-	(3,387,757)	(3,387,757)
Balance at December 31, 2003	41,402,675	36,736,977	2,434,174	(30,425,957)	8,745,194
Issued for cash
Share Incentive Plan, options	5,200	2,418	(728)	-	1,690
Stock-based compensation (Note 2)	-	-	348,146	-	348,146
Net loss for the period	-	-	-	(3,260,479)	(3,260,479)
Balance at September 30, 2004	41,407,875	$ 36,739,395	$ 2,781,592	$ (33,686,436)	$ 5,834,551

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(Note 2)		(Note 2)
Operating activities
Net loss for the period	$ (1,647,308)	$ (477,651)	$ (3,260,479)	$ (3,174,122)
Items not affecting cash
Accrued interest on short-term investments	-	-	-	(7,195)
Amortization	46,886	46,290	133,528	126,920
Foreign exchange loss on short-term investments	-	-	-	133,512
Stock-based compensation (Note 2)	118,703	147,066	348,146	436,319
Changes in operating assets and liabilities (Note 5)	402,845	842,882	305,899	(630,484)
Net cash (used in) provided by operating activities	(1,078,874)	558,857	(2,472,906)	(3,115,050)

Financing activity
Common shares issued for cash, net of issue costs	-	-	1,690	-
Net cash provided by financing activity	-	-	1,690	-

Investing activity
Proceeds from disposition of short-term investments	-	-	-	1,792,660
Acquisition of property, plant and equipment	(32,716)	(58,565)	(144,625)	(159,719)
Net cash (used in) provided by investing activities	(32,716)	(58,565)	(144,625)	1,632,941
Net cash (outflow) inflow	(1,111,590)	500,022	(2,615,841)	(1,482,109)
Cash and cash equivalents, beginning of period	5,849,590	8,540,931	7,354,044	10,523,062
Cash and cash equivalents, end of period	$ 4,738,203	$ 9,040,953	$ 4,738,203	$ 9,040,953

Cash and cash equivalents are comprised of:
Cash	$ 3,569,946	$ 3,986,646	$ 3,569,946	$ 3,986,646
Cash equivalents	1,168,257	5,054,307	1,168,257	5,054,307
	$ 4,738,203	$ 9,040,953	$ 4,738,203	$ 9,040,953

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

September 30, 2004

(Expressed in Canadian Dollars)

(Unaudited)

1.

BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements.  In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows as at September 30, 2004, and for all periods presented, have been included.

The unaudited consolidated balance sheets, statements of operations and shareholders’ equity and statements of cash flows have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements dated December 31, 2003, except as described in Note 2.  These financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003.

2.

CHANGE IN ACCOUNTING POLICY

As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendations of CICA 3870, Stock-based Compensation and Other Stock-based Payments.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services.  As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 1995.  The Company has adopted the fair value based method of accounting of stock-based compensation awards using the Black-Scholes option-pricing model.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $118,703 and $147,066 for the three months ended September 30, 2004 and 2003, respectively, for stock options granted to employees and directors.  The fair values of options granted during the three months ended September 30, 2004 were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 75% (2003 - 68%), a weighted average expected life of 3 years (2003 - 3 years) and a weighted average annual risk free rate of 3.68% (2003 – 3.75%).  The option valuation produced by the model is $0.21 per share (2003 - $0.15 per share).

The Company has applied the new provisions retroactively with the restatement of prior periods.  As a result, a cumulative adjustment to opening deficit, share capital and contributed surplus has been recorded on January 1, 2003 to reflect the retroactive impact of adopting the new provisions as follows:

Increase as at January 1,2003

Share capital	$ 528,399
Contributed surplus	1,836,062
Deficit	(2,364,461)

3.

INVENTORY

As at September30, 2004, finished goods inventory of $51,000 (December 31, 2003 - $123,000) is valued at the lower of cost and estimated net realizable value, and work-in-progress inventory of $64,570 (December 31, 2003 - $134,520) is valued on a percentage of completion basis based on cost.

4.

CAPITAL STOCK

As at September 30, 2004, there were 4,589,500 options issued and outstanding at exercise prices ranging from $0.26 to $2.15 with remaining contractual lives ranging from 0.3 to 4.8 years.

As at October 12, 2004, there were 41,407,875 common shares issued and outstanding and 4,589,500 options issued and outstanding at exercise prices ranging from $0.26 to $2.15 with remaining contractual lives ranging from 0.2 to 4.7 years.

5.

CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Accounts receivable
Trade	$ 185,183	$ 543,299	$ 1,099,134	$ 222,397
Other	42,243	3,872	3,214	(7,447)
Prepaid expenses and deposits	(49,084)	(35,048)	16,164	(12,006)
Inventory	53,970	12,000	141,950	(153,000)
Accounts payable	244,165	260,750	(501,797)	228,791
Accrued liabilities	136,824	81,726	(414,708)	(303,078)
Deferred revenue	(213,456)	(23,717)	(38,058)	(606,141)
	$ 402,845	$ 842,882	$ 305,899	$ (630,484)

6.

COMMITMENTS

At September 30, 2004, aggregate minimum future payments under operating leases for the years ended December 31 are as follows:

2004	$ 83,232
2005	233,346
2006	162,216
2007	40,554

7.

SEGMENTED AND OTHER INFORMATION

(a)

The Company operates in one segment for developing, marketing and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

Information related to geographic areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Revenue
Asia	$ 871,587	$ 1,145,110	$ 3,283,846	$ 2,936,730
Europe	26,014	724,038	114,307	802,119
United States	121,358	27,165	330,318	665,640
	$ 1,018,959	$ 1,896,313	$ 3,728,471	$ 4,404,489

The Company attributes revenue among geographical areas based on the location of its customers.  Long-lived assets consist of property, plant and equipment, substantially all of which are located in Canada.

(b)

Concentration of credit risk and economic dependence

The Company currently derives revenue primarily from customers in the semiconductor industry.  These customers are geographically dispersed and the Company closely monitors credit granted to each customer.  Therefore, credit risks are considered to be minimal.  Revenue during the three months and nine months ended September 30, 2004 includes $900,786 (88%) (2003 – $1,816,276 (96%)) from sales to three (2003 – three) customers and $3,349,891 (90%) (2003 – $3,892,030 (88%)) from sales to three (2003 – three) customers, respectively.  As at September 30, 2004, accounts receivable includes $1,988,902 (99%) (December 31, 2003 - $2,977,111 (96%)) from four (December 31, 2003 – five) customers.  The Company invests its excess cash principally in money market funds and investment grade securities.  The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity.

8.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Consolidated Balance Sheets

	September 30, 2004	December 31, 2003
(Note 2)

Total shareholders’ equity under Canadian GAAP	$ 5,834,551	$ 8,745,194
Severance expense (a)	-	302,165
Total shareholders’ equity under U.S. GAAP	$ 5,834,551	$ 9,047,359

Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(Note 2)		(Note 2)

Net loss under Canadian GAAP	$ (1,647,308)	$ (330,585)	$ (3,260,479)	$ (2,737,803)
Severance expense (a)	-	-	(302,165)	-
Net loss under U.S. GAAP	$ (1,647,308)	$ (330,585)	$ (3,562,644)	$ (2,737,803)

Basic and diluted loss per share under Canadian GAAP	$ (0.04)	$ (0.01)	$ (0.08)	$ (0.07)

Basic and diluted loss per share under U.S. GAAP	$ (0.04)	$ (0.01)	$ (0.09)	$ (0.07)

(a)

Under U.S. GAAP, the liability for a cost associated with an exit or disposal activity should be recognized at its fair value when the liability is incurred in accordance with SFAS No. 145, Accounting for Costs Associated with Exit or Disposal of Activities.  Under Canadian GAAP, these costs should be recognized as a liability and expense when the event that obligates the Company occurs.  In the fourth quarter of fiscal 2003, the Company’s management decided to restructure its operations to reduce operating expenses.  The Company reduced its overall head count and provided affected employees with severance packages.  This decision was not communicated to the affected employees until after December 31, 2003.  These severance costs were fully paid during the first quarter of 2004.

(b)

Prior to 2003, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretation, and the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.  Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123 for stock-based employee compensation.  All prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all awards granted to employees after January 1, 1995.

As described in Note 2, the Company has adopted the fair value based approach to stock-based compensation and other stock-based payments, under the provisions of CICA 3870 and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  The method of adoption applied by the Company is permissible under both Canadian and U.S. GAAP and, as such, no difference will arise.  The total unamortized deferred stock-based compensation, as at September 30, 2004 is $358,706.

(c)

Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.  Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.  For all periods presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(d)

Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary.  Under U.S. GAAP, where an entity’s functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity’s financial statements into the reporting currency is reported separately as a component of equity.  For all periods presented, there is no material difference relating to the translation of the foreign subsidiary’s financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income.  Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments.  For all periods presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(e)

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates.  This differs from Canadian GAAP which uses substantively enacted tax rates.  Since any change in the carrying value of the Company’s future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company’s financial position or results of operations.

(f)

Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to- maturity.  Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.  For all periods presented, there is no effect on the Company’s financial position or results of operations.

(g)

Recent accounting pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of this Statement did not have a material impact on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  In particular, SFAS No. 149  (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133,  (2) clarifies when a derivative contains a financing component,  (3) amends the definition of an underlying derivative to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and  (4) amends certain other existing pronouncements.  SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003.  The adoption of this Statement did not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of this Statement did not have a material impact on the Company’s financial statements.

In December 2003, the FASB issued Interpretation No. 46-Revised (“FIN 46-R”), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (revised December 2003), which replaces FIN 46.  FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46.  For all non-special purpose entities (“SPE”) created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.  For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003.  If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.

TRIANT TECHNOLOGIES INC.

Corporate Directory

Other Information

September 30, 2004

BOARD OF DIRECTORS

David Baird (1)(4)

Richard Deininger (2)

Brian Harrison (2)(3)

CHAIRMAN OF THE BOARD

Robert Heath

CHIEF EXECUTIVE OFFICER

Paul O’Sullivan

PRESIDENT AND CHIEF OPERATING OFFICER

Brian Piccioni (2)(4)

(1)  CHAIRMAN OF AUDIT COMMITTEE

(2)  MEMBER OF AUDIT COMMITTEE

(3)  CHAIRMAN OF CORPORATE GOVERNACE COMMITTEE

(4)  MEMBER OF CORPORATE GOVERNACE COMMITTEE

All dollar amounts in this Interim Report are in Canadian dollars and in accordance with Canadian generally accepted accounting principles unless stated otherwise.

This Interim Report contains forward-looking statements that are subject to various risks and uncertainties.  The Company’s actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company’s control.  Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made.

TRADEMARKS

Triant and ModelWare are registered trademarks of Triant Technologies Inc.

UPM and C-RAS are trademarks of Triant Technologies Inc.

OFFICERS

Brian Harrison (5)

CHAIRMAN OF THE BOARD

Robert Heath

CHIEF EXECUTIVE OFFICER

Paul O’Sullivan

PRESIDENT AND CHIEF OPERATING OFFICER

Mark Stephens

CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY

Francis St-Pierre

VICE PRESIDENT, WORLDWIDE SALES & MARKETING

Don Gayton

VICE PRESIDENT, ENGINEERING

(5)  NON-EXECUTIVE OFFICER

AUDITORS Deloitte & Touche LLP Vancouver, Canada
BANKERS Bank of Montreal Vancouver, Canada
SOLICITORS Koffman Kalef Vancouver, Canada	REGISTERED AND RECORDS OFFICE 19th Floor, 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H4
REGISTRAR AND TRANSFER AGENT Computershare Investor Services Inc. Vancouver, Canada	SHARE LISTINGS Toronto Stock Exchange (TSX), Symbol: TNT OTC Bulletin Board (OTCBB), Symbol: TNTTF

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

TRIANT TECHNOLOGIES INC.

By:  (signed)

MARK A. STEPHENS

Chief Financial Officer and Corporate Secretary

Date:  October 28, 2004